UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                  ----------------------------------

                           AMENDMENT NO. 1

                          SCHEDULE SC 14F1

                        INFORMATION STATEMENT

Pursuant to Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder


                         BOPPERS HOLDINGS, INC.
             ---------------------------------------------
            (Name of Small Business Issuer in its charter)


              Nevada                    000-30717            88-0409261
  ----------------------------        ------------        ----------------
  (State or other jurisdiction        (Commission         (I.R.S. Employer
   of incorporation)                   File Number)        Identification)


       1801 E. Tropicana, Suite 9, Las Vegas, NV          89119
    -------------------------------------------------    ----------
          (Address of principal executive offices)      (Zip Code)


   Registrant's telephone number, including area code: (702) 893-2556
                                                       --------------

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                             INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a proposed change in the membership of the Board of Directors of Boppers Holdings, Inc. (the "Company"). This change may result from the proposed merger between the Company's wholly-owned subsidiary, Boppers Acquisition Corp., a Nevada corporation ("BAC") and e Smart Systems, Inc., a privately held Nevada corporation ("eSmart") (the "Merger").

Effective October 20, 2000, the Company, BAC and eSmart executed a Plan and Agreement of Merger ("Agreement") pursuant to which BAC agreed to merge with and into eSmart such that eSmart would be the survivor and become a wholly-owned subsidiary of the Company. To accomplish the Merger, the Company agreed to issue to the shareholders of eSmart an aggregate of 58,600,000 shares of its Common Stock (the "Merger Shares"). Upon completion of the Merger (the "Effective Date"), the Company's current directors (the "Outgoing Directors") will resign and be replaced by a single new director designated by eSmart (the "Incoming Director").

Following the Effective Date of the Merger, anticipated to occur no later than November 15, 2000, one Incoming Director will be appointed by eSmart to replace the two Outgoing Directors of the Company. The change in directors is intended to be effective at the closing of the Merger, but no earlier than ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission (the "Commission") and mailed to all holders of record of the Company's Common Stock.


                               VOTING SECURITIES

There are currently 3,501,000 shares of the Company's Common stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders. Upon the Effective Date, and following the issuance of the Merger Shares, there will be (i) 62,101,000 shares of the Company's Common Stock issued and outstanding, each of which will entitle the holder thereof to one vote on each matter which may come before a meeting of the shareholders, and (ii) warrants to purchase an aggregate of 2,900,000 shares of the Company's Common Stock.


                        SECURITY OWNERSHIP OF CERTAIN
                      BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the Effective Date by (i) the Incoming Director, (ii) the sole executive officer of the Company (as that term is defined in item 402(a)(3) of Regulation S-B); (iii) each person who will be the beneficial owner of more than five percent of the Company's Common Stock and (iv) the Incoming Director and sole Executive Officer as a group. All share ownership listed in the table is direct, unless otherwise indicated.


Name and Address
of Shares of                           Amount of           Percent
Beneficial Owner                       Shares Owned        of Class
-------------------------------------------------------------------
Intermarket Ventures, Inc.             61,500,000            94.4%
7225 Bermuda Rd.
Suite C
Las Vegas NV  89119

John D. Phelan(1)                               0             0.0%
Intermarket Ventures, Inc.
7225 Bermuda Rd.
Suite 2C
Las Vegas, NV  89119

Sole Incoming Director                          0             0.0%
and Executive Officer
as a group (1 Person)



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

(1) Mr. Phelan will be the sole Incoming Director and sole executive officer of the Company. He is the son of Mary Grace, the President and a director of Intermarket Ventures, Inc., a Utah corporation ("IVI"). Mr. Phelan disclaims beneficial ownership of eSmart shares owned by IVI. Mr. Phelan owns 200,000 warrants to purchase shares of IVI which is less than one percent of IVI.


                                CHANGES IN CONTROL

In connection with the Agreement, the Company will issue an aggregate of 58,600,000 shares of Common Stock to IVI, the sole shareholder of eSmart. At the same time, the current directors and officers will resign their positions as directors and officers of the Company. At the Effective Date, and following delivery and filing of this Schedule, the one Incoming Director will become the sole member of the Board. As a result of this change and the number of shares being issued in the Merger, the Company will have experienced a change in control.

Under the terms of the Share Transfer Agreement (the "Share Transfer Agreement") dated August 27, 2000 by and between IVI and Sino Overseas Construction Information Co., Ltd., a Chinese corporation ("SCI"), IVI is obligated to transfer twenty nine million two hundred fifty thousand (29,250,000) of its shares in the Company to SCI upon SCI's satisfaction of certain conditions set forth in the Share Transfer Agreement. It is anticipated that such conditions will be satisfied within the next six months.

The Company knows of no other arrangements or events, the happening of which will result in a change in control.


                               LEGAL PROCEEDINGS

No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated. Also, the Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or the Incoming Director, incoming executive officer, future beneficial owner or any affiliate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.


                      DIRECTORS AND EXECUTIVE OFFICERS

As described above, in connection with the Agreement, Mr. T.J. Jesky will resign as President and a director of the Company, and Skyelan Rose will resign as Secretary and a director of the Company, as of the Effective Date. The following information relates to the individual who will become the Incoming Director and sole executive officer of the Company upon the Effective Date and the filing and delivery of this Schedule.


Name of Incoming
Director and Sole
Executive Officer                 Age                Position
---------------------------------------------------------------------------
John D. Phelan                    29                 Director and President

The Incoming Director will serve a term of office which shall continue until the next annual meeting of shareholders and until his successor has been duly elected and qualified. The sole executive officer of the Company will serve at the pleasure of the Board.


                            FAMILY RELATIONSHIPS

Not applicable.


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

                              BUSINESS EXPERIENCE

Mr. Phelan graduated from Georgetown University School of Foreign Service in 1993 and Harvard Law School in 1997. During 1997 Mr. Phelan was an attorney with the Criminal Justice Institute in Boston, Massachusetts.
Between 1997 and 1999 Mr. Phelan was an associate in the litigation department of Holme Roberts & Owen LLP located in Denver, Colorado.


                 CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

IVI is the owner of the principal technology that eSmart uses to conduct its business. eSmart licenses such technology from IVI pursuant to the terms and conditions of the Exclusive Use and Distribution Agreement (the "Distribution
Agreement"), dated July 7, 2000, by and between IVI and eSmart. The term of the Distribution Agreement is for a period of thirty (30) years and in consideration for the licenses granted to eSmart, eSmart issued all of its capital stock to IVI. Currently, IVI owns 100% of eSmart.

In addition, IVI, eSmart and SCI, are parties to (i) a Joint Venture Contract
(the "Joint Venture Contract") dated August 27, 2000 and a Cooperation
Agreement (the "Cooperation Agreement") dated August 27, 2000.  Pursuant to the Joint Venture Contract and the Cooperation Agreement, IVI, eSmart and SCI
(collectively, the "Parties") have agreed to contribute capital, technology, access to the Chinese market and other resources to eSmart City Card Co., Ltd., a joint venture company formed by the Parties under the laws of the People's
Republic of China ("City Card").  The Parties intend for City Card to implement and administer local "smart card" projects in China.  The duration of City Card and the joint venture among the Parties is for a period of thirty
(30) years.   Under the terms of the Joint Venture Contract, the profits and losses of City Card will be allocated among IVI, eSmart and SCI on a twenty-five percent (25%), fifty percent (50%) and twenty-five percent (25%) basis, respectively.


                      SECTION 16(a) BENEFICIAL OWNERSHIP
                               REPORTING COMPLIANCE

Based solely upon a review of Forms 3, 4 and 5 received by the Company pursuant to Rule 16(a)-3 of the 1934 Act, none of the officers, directors or beneficial owners of more than ten percent of any class of equity securities of the Company registered pursuant to Section 12 of the 1934 Act have failed to file on a timely basis, Forms 3, 4 or 5 as required by Section 16(a) during the most recent fiscal year or prior fiscal year, except as follows:

Neither Mr. Jesky nor Ms. Rose filed a Form 3, due to be filed on or about
August 26, 2000, as required by Rule 16(a)-3 of the 1934 Act.  Each of Mr.
Jesky and Ms. Rose will file a Form 3 on or before November 15, 2000.


                BOARD COMMITTEES AND OTHER BOARD INFORMATION

The Board of Directors of the Company does not have an audit, nominating or compensation committee. Instead, the Board itself performs such functions.
During the fiscal year ended December 31, 1999, the Board had no meetings.


                 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Neither of the Company's executive officers received any compensation or other remuneration in his or her capacity as such during the year ended
December 31, 1999 or to date in 2000. Mr. Jesky, the Company's sole employee, presently serves without compensation. There were no stock options granted, exercised or held by any executive officer during the current fiscal year.

The Company's directors presently serve without compensation, but are entitled to reimbursement for reasonable and necessary expenses incurred on behalf of the Company.

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


                                 SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on this 6th day of November, 2000.



                                          BOPPERS HOLDINGS, INC.


                                          By: /s/ T. J. Jesky
                                          -------------------
                                                  T. J. Jesky
                                                  President


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